SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 21, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2013,

together with the limited review report

on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See note 22 to the stand-alone Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2013, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of September 30, 2013, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA and, except for the effect of the issue mentioned in the third paragraph, with the Argentine professional accounting standards effective in the City of Buenos Aires.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, and the related statements of income, changes in shareholders’ equity, and cash flows for the nine-month period ended September 30, 2012, which were presented for comparative purposes, we report that:

a)	On February 14, 2013, we issued an audit report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, in which we expressed a qualified opinion due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2012.

b)	On November 7, 2012, we issued a limited review report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of September 30, 2012, which included qualifications due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)	As of September 30, 2013, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 24,705,671, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no findings on the information included in note 16 to the accompanying stand-alone financial statements as of September 30, 2013, with regard to the requirements established by the CNV (Argentine Securities Commission) with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

City of Buenos Aires,

November 8, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2013

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2013	12/31/2012
ASSETS

A.	CASH
	Cash on hand	1,813,527	2,451,367
	Due from banks and correspondents
	Central Bank of Argentina	5,845,747	5,961,897
	Local Other	13,172	13,591
	Foreign	321,615	294,691
	Other	362	308
		7,994,423	8,721,854

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,531,366	956,071
	Government securities under repo transactions with Central Bank of Argentina	90,211
	Holdings booked at amortized cost	374,025	345,427
	Instruments issued by the Central Bank of Argentina	1,223,049	350,607
		3,218,651	1,652,105

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	591,462	586,349
	To the financial sector
	Interfinancing (granted call)	259,514	48,546
	Other financing to Argentine Financial Institutions	67,082	126,767
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	823	1,927
	To the non-financial private sector and foreign residents
	Overdrafts	5,566,017	4,242,281
	Documents	3,629,395	3,614,176
	Mortgage loans	1,810,936	1,439,935
	Pledge loans	1,135,214	905,051
	Personal loans	10,887,756	9,149,092
	Credit cards	5,325,522	4,364,439
	Other (Note 6.1.)	4,786,468	4,706,073
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	556,376	526,709
	less: Unearned discount	(140,559)	(93,983)
	less: Allowances (Exhibit J)	(916,844)	(828,838)
		33,559,162	28,788,524

- 1 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2013	12/31/2012
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	567,918	461,630
	Amounts receivable from spot and forward sales pending settlement	1,561,514	435,434
	Securities and foreign currency receivable from spot and forward purchases pending settlement (Exhibit O)	92,667	129,844
	Unlisted corporate bonds (Exhibits B, C and D)	241,858	80,326
	Receivables from forward transactions without delivery of underlying asset		12
	Other receivables not covered by debtors classification standards (Note 6.2.)	684,928	757,490
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	95,255	130,005
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	534	515
	less: Allowances (Exhibit J)	(229,229)	(228,023)
		3,015,445	1,767,233

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	382,193	328,307
	Accrued interest and adjustments	5,274	4,984
	less: Allowances (Exhibit J)	(7,088)	(6,585)
		380,379	326,706

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	921,458	773,355
	Other	73,288	63,354
	less: Allowances (Exhibit J)	(344)	(311)
		994,402	836,398

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	7,307	6,195
	Other (Note 6.3.)	417,356	332,889
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	341	332
	Other accrued interest and adjustments receivable	28	35
	less: Allowances (Exhibit J)	(7,139)	(8,744)
		417,893	330,707

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	637,838	593,558

I.	OTHER ASSETS (Exhibit F)	334,501	263,373

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	62,302	72,841
	Organization and development costs	246,304	206,088
		308,606	278,929

K.	ITEMS PENDING ALLOCATION	4,316	4,501

TOTAL ASSETS		50,865,616	43,563,888

- 2 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2013	12/31/2012
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 6.4.)	5,654,107	6,771,268
	From the financial sector	21,082	24,072
	From the non-financial private sector and foreign residents
	Checking accounts	6,512,910	5,946,947
	Savings accounts	6,909,798	6,018,303
	Time deposits	16,557,095	12,717,720
	Investment accounts	107,961	149,325
	Other (Note 6.5.)	840,910	695,067
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	230,608	171,269
		36,834,471	32,493,971

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	21,708	21,645
	Banks and International Institutions (Exhibit I)	34,157	273,968
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	616,187	523,176
	Amounts payable for spot and forward purchases pending settlement	92,683	116,092
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,676,728	470,703
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)		40,000
	Other financing received from Argentine financial institutions	26,080	13,724
	Accrued interest payables		52
	Receivables from forward transactions without delivery of underlying asset	6,655
	Other (Note 6.6. and Exhibit I)	1,778,014	1,813,258
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	39,809	52,724
		4,292,021	3,325,342

N.	OTHER LIABILITIES
	Fees		7,076
	Other (Note 6.7.)	1,050,460	693,369
		1,050,460	700,445

O.	PROVISIONS (Exhibit J)	119,224	98,289

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	892,724	740,192

Q.	ITEMS PENDING ALLOCATION	2,670	6,554

TOTAL LIABILITIES		43,191,570	37,364,793

SHAREHOLDERS' EQUITY (As per related statement)		7,674,046	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		50,865,616	43,563,888

- 3 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	51,796,940	34,516,450

Contingent	10,691,089	8,960,163
Guarantees received	10,335,938	8,557,643
Other not covered by debtors classification standards	121	165
Contingent debit-balance contra accounts	355,030	402,355
Control	38,113,196	25,169,946
Receivables classified as irrecoverable	1,158,986	953,335
Other (Note 6.8.)	36,307,113	23,718,970
Control debit-balance contra accounts	647,097	497,641
Derivatives (Exhibit O)	2,992,655	386,341
Notional value of put options taken (Note 11.d))	5,932	56,045
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,471,138	127,918
Interest rate swap (Note 11.b))	50,000	85,000
Derivatives debit-balance contra accounts	1,465,585	117,378

CREDIT-BALANCE ACCOUNTS	51,796,940	34,516,450

Contingent	10,691,089	8,960,163
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)		19,669
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	125,077	131,488
Other guarantees provided not covered by debtors classification standards	152,066	153,762
Other covered by debtors classification standards (Exhibits B, C and D)	77,887	97,436
Contingent credit-balance contra accounts	10,336,059	8,557,808
Control	38,113,196	25,169,946
Checks to be credited	647,097	497,641
Control credit-balance contra accounts	37,466,099	24,672,305
Derivatives (Exhibit O)	2,992,655	386,341
Notional value of put options sold (Note 11.c))		14,713
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,465,585	102,665
Derivatives credit-balance contra accounts	1,527,070	268,963

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 4 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2013	09/30/2012

A.	FINANCIAL INCOME
	Interest on cash and due from banks	181	128
	Interest on loans to the financial sector	28,753	34,278
	Interest on overdrafts	736,566	503,329
	Interest on documents	446,762	288,656
	Interest on mortgage loans	224,179	135,883
	Interest on pledge loans	135,054	90,423
	Interest on credit card loans	637,933	483,220
	Interest on financial leases	50,312	45,304
	Interest on other loans (Note 6.9.)	2,970,366	2,181,164
	Net income from government and private securities (Note 6.10.)	300,945	262,359
	Interest on other receivables from financial intermediation	1,838	188
	Income from guaranteed loans - Presidential Decree No. 1,387/01	16,543	10,668
	CER (Benchmark Stabilization Coefficient) adjustment	23,179	14,435
	CVS (Salary Variation Coefficient) adjustment	489	303
	Difference in quoted prices of gold and foreign currency	415,611	250,332
	Other (Note 6.11.)	142,878	199,272
		6,131,589	4,499,942

B.	FINANCIAL EXPENSE
	Interest on savings accounts	29,259	22,950
	Interest on time deposits	1,996,825	1,459,597
	Interest on interfinancing received loans (received call)	3,348	3,370
	Interest on other financing from Financial Institutions	7	10
	Interest on other liabilities from financial intermediation	44,711	47,549
	Interest on subordinated bonds	58,210	49,029
	Other interest	2,513	2,187
	CER adjustment	3,207	3,265
	Contribution to Deposit Guarantee Fund	45,536	37,697
	Other (Note 6.12.)	451,655	272,038
		2,635,271	1,897,692

	GROSS INTERMEDIATION MARGIN - GAIN	3,496,318	2,602,250

C.	PROVISION FOR LOAN LOSSES	353,561	369,870

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	111,135	76,890
	Related to deposits	1,398,078	1,086,650
	Other commissions	36,786	30,158
	Other (Note 6.13.)	773,599	583,432
		2,319,598	1,777,130

- 5 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2013	09/30/2012

E.	SERVICE-CHARGE EXPENSE
	Commissions	138,500	100,868
	Other (Note 6.14.)	502,272	323,832
		640,772	424,700

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,568,880	1,207,518
	Directors' and statutory auditors' fees	60,323	39,365
	Other professional fees	93,670	67,505
	Advertising and publicity	86,399	62,555
	Taxes	143,516	105,570
	Depreciation of equipment	66,805	58,087
	Amortization of organization costs	58,899	50,112
	Other operating expenses (Note 6.15.)	399,089	279,309
	Other	185,147	150,648
		2,662,728	2,020,669

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,158,855	1,564,141

G.	OTHER INCOME
	Income from long-term investments	183,978	134,834
	Penalty interest	29,961	29,331
	Recovered loans and allowances reversed	77,714	54,360
	CER adjustments	48	56
	Other (Note 6.16.)	62,895	51,829
		354,596	270,410

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	10	9
	Charges for other receivables uncollectibility and other allowances	36,488	24,178
	Amortization of differences related to court orders		57,873
	Depreciation and loss of other assets	906	1,171
	Goodwill amortization	10,539	10,539
	Other (Note 6.17.)	56,823	21,925
		104,766	115,695

	NET INCOME BEFORE INCOME TAX - GAIN	2,408,685	1,718,856

I.	INCOME TAX (Note 4.)	918,500	651,000

	NET INCOME FOR THE PERIOD - GAIN	1,490,185	1,067,856

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 6 -	Jorge H. Brito Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013								09/30/2012

				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (2)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 26, 2011 and April 6, 2010, respectively:	594,485	398,750	4,511	1,201,445		2,443,352	1,556,552	6,199,095	4,719,552

- Legal reserve
- Cash dividends

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 11, 2013 and April 16, 2012, respectively:

- Legal reserve				298,724			(298,724)
- Cash dividends
- Special Reserve for Subordinated Corporate Bonds (2)					71,916		(71,916)
- Voluntary Reserve for future distributions of earnings						1,170,681	(1,170,681)
- Personal assets tax on shares and interests							(15,234)	(15,234)	(14,075)

Reversal of special reserve from Corporate Bonds

Reversal of special reserve from Subordinated Corporate Bonds					(60,807)		60,807

Net income for the period - Gain							1,490,185	1,490,185	1,067,856

Balances at the end of the period	594,485	398,750	4,511	1,500,169	11,109	3,614,033	1,550,989	7,674,046	5,773,333

(1) See Note 9. and Exhibit K.

(2) See Note 3.5.q.2).

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 7 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013	09/30/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at beginning of the fiscal year	8,741,880	4,940,328
Cash at end of the period	8,009,415	6,466,414
Net (decrease) / increase in cash	(732,465)	1,526,086

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(132,721)	(483,458)
Loans
To the financial sector	(121,428)	(51,582)
To the non-financial government sector	33,379	30,307
To the non-financial private sector and foreign residents	153,522	(548,693)
Other receivables from financial intermediation	(1,169,209)	600,626
Receivables from financial leases	(3,864)	80,203
Deposits
From the financial sector	(2,991)	4,324
From the non-financial government sector	(1,393,831)	1,643,624
From the non-financial private sector and foreign residents	3,664,369	1,721,152
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(43,400)	43,330
Others (except liabilities included under financing activities)	49,065	(4,330)
Collections related to service-charge income	2,317,107	1,773,060
Payments related to service-charge expenses	(628,549)	(421,016)
Administrative expenses paid	(2,477,334)	(1,951,091)
Payment of organization and development costs	(99,115)	(74,957)
Net collections from penalty interest	29,951	29,322
Differences from payments related to court orders	(5,377)	(8,537)
Collections of dividends from other companies	3,525	7,078
Other collections related to other income and losses	57,909	52,176
Net payments from other operating activities	(499,830)	(614,400)
Payment of income tax	(616,160)	(354,660)
Net cash flows (used in) / generated by operating activities	(884,982)	1,472,478

- 8 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013	09/30/2012
Investing activities
Net payments for bank premises and equipment	(109,639)	(100,477)
Net payments for other assets	(71,454)	(47,013)
Net cash flows used in investing activities	(181,093)	(147,490)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(47,483)	(248,003)
Central Bank of Argentina
Other	(1,137)	11,750
Banks and International Institutions	(244,091)	124,935
Subordinated corporate bonds	(39,093)	(32,899)
Financing received from Argentine financial institutions	12,349	(1,342)
Net cash flows used in financing activities	(319,455)	(145,559)

Financial income and holding gains on cash and cash equivalents	653,065	346,657

Net (decrease) / increase in cash	(732,465)	1,526,086

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 9 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively. During fiscal years 2006 and 2010, Banco Macro S.A. acquired control over Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. (see Note 2.6.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2013, and December 31, 2012, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,507,348 and 1,472,825 (including 48,983 and 39,518 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of September 30, 2013, and December 31, 2012, the deposits held by the Salta Provincial Government with the Bank amounted to 1,742,044 and 1,694,001 (including 195,559 and 177,611 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

As of September 30, 2013 and December 31, 2012, the deposits held by the Jujuy Provincial Government with the Bank amounted to 973,600 and 717,115 (including 99,798 and 88,244 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of September 30, 2013 and December 31, 2012, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 2,094,354 and 1,296,416 (including 479,314 and 399,832 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

Since the purpose for which the joint venture was established no longer exists, the Executive Committee of the UTE resolved to dissolve and liquidate the UTE.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of September 30, 2013, and December 31, 2012, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 13,418 and 10,686, respectively.

Also, as of September 30, 2013, and 2012, net income recorded through the method mentioned in the previous paragraph amounted to 18,813 and 28,059, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", whereby Banco Privado de Inversiones S.A. will merge with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

The share exchange relationship was agreed at 0.106195 of a common share of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A. Therefore, the minority shareholders of Banco Privado de Inversiones S.A. will be entitled to receive 0.106195 shares of Banco Macro S.A. for each common share they hold in Banco Privado de Inversiones S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 77,860 Class B shares of common stock with a face value of Ps 1, subject to the approvals by the appropriate agencies.

After the term within which the Bank’s creditors could file objections elapsed, the "final merger agreement" was signed on July 10, 2013.

Worth mentioning that, as of the date of issuance of these financial statements, the merger was pending approval by the Bank’s various oversight agencies.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank (rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2013, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2013, are presented comparatively with data for the same period in the prior fiscal year.

Additionally, due to the modification of certain disclosure methods defined for certain items in the balance sheet, which do not materially affect the shareholders’ equity of the Bank, the financial statements as of December 31, 2012 were modified for the sole purpose of comparing them with the financial statements as of September 30, 2013.

3.3.	Unit of measurement

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of September 30, 2013, and 2012 and December 31, 2012, were as follows:

a)   Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)   Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of September 30, 2013 and December 31, 2012, the present value calculated by the Bank for these securities amounts to 385,596 and 352,521, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)   Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of September 30, 2013 and December 31, 2012, the present value reported by the Central Bank for these securities amounted to 295,243 and 272,589, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

d)   Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)   CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective business day was applied.

f)   Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)   Loans and deposits of Government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)   Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation in TST & AF Trust: as of December 31, 2012, they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iii.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

i)   Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)   Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

Goodwill and organization and development costs: they were valued at their cost, restated as explained in Note 3.3. as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2013 coupons: as of December 31, 2012 such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options taken: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 3.3. was included in the "Adjustments to shareholders’ equity" account.

q.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see Note 10.a.1), this reserve is reversed on a monthly basis as the related interest is recorded in the related statements of income.

r)	Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	09/30/2013	12/31/2012	09/30/2012

Cash	7,994,423	8,721,854	6,258,295

Government and private securities

Instruments issued by the Central Bank	14,992	20,026	208,119

Cash and cash equivalents	8,009,415	8,741,880	6,466,414

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2013 and 2012, the Bank estimated an income tax charge of 918,500 and 651,000, respectively; hence, no minimum presumed income tax should be assessed for periods ended on such dates.

Additionally, as of September 30, 2013, the Bank made income tax prepayments for 369,492 for the 2013 fiscal year, which will be applied to the tax amount assessed in the 2013 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of September 30, 2013 and December 31, 2012 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	09/30/2013	12/31/2012	09/30/2013	09/30/2013	12/31/2012	09/30/2013
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	13,519	6,300	7,219	13,876	6,583	7,293
Instruments issued by the Central Bank and booked at amortized cost	8	21	(13)	(118)	63	(181)
Guaranteed loans – Presidential Decree No. 1387/01	(6,141)	(16,350)	10,209	(6,141)	(16,350)	(10,209)

Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(95,055)	(102,276)	7,221	(95,055)	(102,276)	7,221
Other	(59,236)	(62,762)	3,526	(59,236)	(62,762)	3,526
Interests in other companies (c)	24,032	16,761	7,271
Deferred assets – Income tax (d)	190,324	67,950	122,374	214,125	84,386	129,739
Other assets (e)	506	(477)	983	506	(477)	983
Liabilities – Provisions (f)	(59,116)	(59,351)	235	(59,116)	(59,351)	235

Total	8,841	(150,184)	159,025	8,841	(150,184)	159,025

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the nine-month period ended September 30, 2012, would have increased by 135,770.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at the end of the period, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		09/30/2013	12/31/2012
6.1)	Loans - Other

	Other loans	3,728,268	3,715,721
	Export financing and prefinancing	1,058,200	990,352
		4,786,468	4,706,073

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Debt securities issued by financial trusts	449,476	421,755
	Certificates of participation in financial trusts	235,452	335,703
	Other		32
		684,928	757,490

6.3)	Other receivables – Other

	Sundry receivables	232,473	227,647
	Security deposits	125,875	51,938
	Advanced prepayments	43,156	36,631
	Tax prepayments	2,162	5,823
	Other	13,690	10,850
		417,356	332,889

6.4)	Deposits - Nonfinancial government sector

	Certificate of deposit	2,438,349	3,430,988
	Checking accounts	2,096,730	2,016,288
	Savings accounts	352,638	594,561
	Investment accounts	187,565	224,876
	Accrued interest, adjustments and listed price differences payable	46,017	47,781
	Other	532,808	456,774
		5,654,107	6,771,268

6.5)	Deposits - From the non-financial private sector and foreign residents - Other

	Expired time deposits	510,703	441,603
	Unemployment fund for workers of the construction industry	171,705	145,572
	Attachments	124,114	87,487
	Security deposits	1,826	1,606
	Special deposits related to inflows of foreign funds	62	1,539
	Other	32,500	17,260
		840,910	695,067

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

		09/30/2013	12/31/2012

6.6)	Other liabilities from financial intermediation - Other

	Purchase financing payables	605,659	602,147
	Other withholdings and additional withholdings	272,019	279,894
	Miscellaneous not subject to minimum cash requirements	190,189	461,905
	Collections and other transactions on account and behalf of others	179,041	130,190
	Other payment orders pending settlement	149,002	152,063
	Miscellaneous subject to minimum cash requirements	144,954	25,216
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.)	87,186	83,832
	Retirement pension payment orders pending settlement	77,479	41,208
	Other	72,485	36,803
		1,778,014	1,813,258

6.7)	Other Liabilities - Other

	Taxes payable (net of prepayments)	744,738	461,627
	Miscellaneous payables	143,705	94,105
	Salaries and payroll taxes payable	129,880	103,186
	Withholdings on salaries	26,788	29,876
	Prepayment for the sale of assets	5,349	4,575
		1,050,460	693,369

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – ANSES (Argentine social security administration)	28,001,010	15,843,687
	Securities in custody	4,317,086	4,425,794
	Checks and securities not yet collected	2,464,632	2,238,872
	Checks and securities to be debited	906,770	627,706
	Managed portfolios (see Note 12.)	487,025	458,591
	Checks and securities to be collected	130,590	124,320
		36,307,113	23,718,970

		09/30/2013	09/30/2012

6.9)	Financial income – Interest on other loans

	Personal loans	2,341,386	1,704,448
	Other	628,980	476,716
		2,970,366	2,181,164
6.10)	Financial income – Net income from government and private securities

	Government securities	236,393	225,779
	Financial trusts	51,625	32,166
	Other	12,927	4,414
		300,945	262,359

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

		09/30/2013	09/30/2012

6.11)	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	71,434	143,818
	Interests on loans for export prefinancing and financing	39,005	38,966
	Forward foreign-currency transactions offset	32,392	14,499
	Other	47	1,989
		142,878	199,272

6.12)	Financial expense – Other

	Turnover tax and municipal assessments	443,225	268,009
	Premiums on repurchase agreements with the financial sector	8,430	2,148
	Other		1,881
		451,655	272,038

6.13)	Service-charge income - Other

	Debit and credit card income	514,489	357,240
	Rental of safe deposit boxes	51,221	46,255
	Service commissions – Joint ventures (see Note 2.5.)	37,495	54,083
	Other	170,394	125,854
		773,599	583,432

6.14)	Service-charge expense - Other

	Debit and credit card expenses	264,412	200,057
	Commissions paid to lending agents	106,329	44,373
	Turnover tax and municipal assessments	104,436	63,752
	Other	27,095	15,650
		502,272	323,832

6.15)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	129,655	82,489
	Security services	127,970	80,642
	Electric power and communications	66,633	56,834
	Leases	51,085	40,457
	Stationery and office supplies	12,031	9,962
	Insurance	11,715	8,925
		399,089	279,309

6.16)	Other income – Other

	Other adjustments and interest on other receivables	11,059	9,359
	Services provided to Banco del Tucumán S.A.	6,667	6,606
	Gain on sale of bank premises and equipment, and other assets	6,058	7,193
	Other	39,111	28,671
		62,895	51,829

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

		09/30/2013	09/30/2012
6.17)	Other expense – Other

	Donations	16,411	7,782
	Turnover tax	3,171	2,217
	Other	37,241	11,926
		56,823	21,925

7.	RESTRICTED ASSETS

As of September 30, 2013 and December 31, 2012 the following Bank’s assets are restricted:

Item	09/30/2013	12/31/2012

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1)	90,580	88,984

• Argentine government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, securing the role of custodian of FGS (sustainability guarantee fund) investments	63,388	35,768

• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions	37,489	5,322

• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	34,663	35,906

• Other government and private securities	12,939	13,830
Subtotal government and private securities	239,059	179,810

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	40,970	37,664
Subtotal Loans	40,970	37,664

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	509,829	461,630

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Compañía General de Avales SGR (mutual guarantee association), formerly Macroaval SGR, with an original contribution of 5,000 made on December 28, 2011	5,686	5,460
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012	20,824	20,000
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	22,215	20,000
Subtotal other receivables from financial intermediation	558,554	507,090

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item	09/30/2013	12/31/2012

Other receivables
• Security deposits related to credit card transactions	120,973	46,080
• Other security deposits	4,902	5,858
Subtotal other receivables	125,875	51,938

Total	964,458	776,502

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	09/30/2013	12/31/2012

ASSETS

Cash			4,231			4,231	3,692

Loans					175,886	175,886	138,484

Other receivables from financial intermediation				18,018	148,834	166,852	111,173

Receivables from financial leases				7,252	8,548	15,800	8,479

Other receivables	218				505	723

Items pending allocation	24					24	39

Total assets	242		4,231	25,270	333,773	363,516	261,867

LIABILITIES

Deposits		204	1,039	18,047	798,834	818,124	497,495

Other liabilities from financial intermediation		74		18,647		18,721	2,034

Total liabilities		278	1,039	36,694	798,834	836,845	499,529

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	09/30/2013	12/31/2012

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent							64,596

Debit-balance accounts –Control			1,085		528,042	529,127	289,997

Credit-balance accounts – Contingent	923				1,923	2,876	3,136

Credit-balance accounts – Derivates					2,424	2,424	2,060

						09/30/2013	09/30/2012

INCOME (EXPENSE)

Financial income				519	19,176	19,695	15,046

Financial expense	(4,723)				(6,683)	(11,406)	(9,875)

Service-charge income	22	1	1	1,633	2,630	4,287	3,151

Service-charge expense				(4)		(4)	(259)

Administrative expenses	(9)	(943)				(952)	(812)

Other income	7,301					7,301	6,964

Total income / (loss)	2,591	(942)	1	2,148	15,123	18,921	14,215

(1)	Includes amounts generated by the Bank and its subsidiaries with their related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2013, amounted to 594,485. It has remained unchanged for the last three years.

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 09/30/2013		09/30/2013	12/31/2012

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	892,724	740,192

Non-subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	624,771	541,705

Total						1,517,495	1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 20.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically, The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in Buenos Aires City. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.m).

Positions of transactions effective as of September 30, 2013 and December 31, 2012 are as follows:

Transaction	09/30/2013	12/31/2012

Net position of repurchase agreements	(1,522,657)	(324,454)

Net asset position of forward transactions without delivery of the underlying asset (a)	5,553	25,253

Interest rate swaps (b)	50,000	85,000

Position of put options sold on BODEN 2013 coupons (c)		14,713

Position of put options taken (d)	5,932	56,045

Net income (loss) resulting from these transactions for the nine-month periods ended September 30, 2013, and December 31, 2012, amount to income (loss):

Transaction	09/30/2013	09/30/2012

Premiums on reverse repurchase agreements	71,434	143,849

Premiums on repurchase agreements	(8,430)	(2,148)

Interest rate swap	(47)	77

Forward foreign-currency transactions offset	32,392	14,499

Total	95,349	156,277

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of September 30, 2013, and 2012, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 50,000 and 85,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire between April 30, 2014, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(c)	Related to put options on the BODEN 2013 coupons provided in Presidential Decrees No. 905/2002 and No. 1836/2002, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Related to the following options:

d.1)	As of September 30, 2013, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period between September 24, 2015, and September 23, 2016, both dates inclusive.

d.2)	As of December 31, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI and, may be received by the Bank as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

12.	PORTFOLIO MANAGEMENT

As of September 30, 2013, and December 31, 2012, the Bank manages the following portfolios:

	Managed portfolio as of
Item	09/30/2013	12/31/2012

• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,042	14,053

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,112	42,274

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A.	107,841	89,477

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	74,767	77,767

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,032	58,085

• On November 22, 2012, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trust Fideicomiso Financiero Privado “SECANE”; in the trust agreement the trustor assumes the role of collection agent, administration and custodian.	88,847	93,566

• Other portfolios managed by the Bank.	101,384	83,369

Total	487,025	458,591

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of September 30, 2013, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	217,730,357	387,840	362,757

Pionero Renta Ahorro	73,603,439	173,712	171,198

Pionero F F	140,861,772	290,998	291,637

Pionero Renta	44,720,742	223,933	211,675

Pionero Acciones	1,017,079	4,361	4,327

Pionero Renta Dólares	6,027	16

Pionero Empresas FCI Abierto PYMES	100,000	112	111

Pionero Consumo	100,000	107	102

Argenfunds Ahorro Pesos	181,445,298	224,919	231,339

Argenfunds Renta Privada	195,716,083	230,933	233,557

Argenfunds AB PYMES	100,001	100	100

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.8289% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10539 of February 28, 2013.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency, are met. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of September 30, 2013, and December 31, 2012, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	09/30/2013	12/31/2012

Certificates of participation:
Frávega Créditos I and II (a)	5,509	50,977
TST & AF (b)		57,731
Other	6,111	3,163
Subtotal certificates of participation	11,620	111,871

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Financial trust	09/30/2013	12/31/2012

Debt securities:
Underwriting agreements (c)	331,646	238,182
Loma Blanca (d)	92,836	76,350
Other (e)	44,994	107,223
Subtotal debt securities	449,476	421,755
Total	461,096	533,626

(a)	Frávega Créditos I and II Trust

On June 28, and December 20, 2012, Frávega SACI e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into two trust agreements called Fideicomiso Financiero Privado Frávega Créditos I and Fideicomiso Financiero Privado Frávega Créditos II, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of both trusts is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

On August 15, 2013, Fideicomiso Financiero Privado Frávega Créditos I settled 100% of the Class "A" certificates of participation held by the Bank.

As of September 30, 2013, the Bank is the direct beneficiary of 100% of the Class “A” certificates of participation issued by Fideicomiso Financiero Privado Frávega Créditos II.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of Fideicomiso Financiero Privado Frávega Créditos II trust totaled around 31,334.

(b)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of. In addition, as of December 31, 2012, the Bank was the direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7.1.a) to the consolidated financial statements).

On May 15, 2013, the Trust redeemed the certificates of participation held by the Bank, which received property and cash as payment. This transaction did not materially impact in the income statement.

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom and Pvcred). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(d)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues, The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 658,598.

(e)	Other

It includes, among others, the following trusts:

i)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

ii)	TATSA (formerly SAETA)

It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of September 30, 2013, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iii)	Trust created by Presidential Decree 976/2001

As of December 31, 2012, the trust managed the collection of certain taxes for the purpose of developing infrastructure projects.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of September 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts total 7,595 and 7,147, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 519,935 and 667,866, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 499,465 and 400,026, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT IN THE CAPACITY OF AGENTS BELONGING TO DIFFERENT CATEGORIES OF AGENTS DEFINED BY THE CNV

On September 5, 2013, the CNV issued General Resolution No. 622, as mentioned in Note 19. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is in the process of registering with this agency for in the following agent categories: custody of collective investment products (AC PIC FCI), placement and distribution of mutual funds (Acyd FCI), financial trustees (FF) and nonfinancial trustees (FNOF) and clearing and settlement (ALyC).

The Bank’s shareholder´s equity exceeds the minimum amount required by this regulation, amounting to 24,125, as the required minimum liquid assets of 14,000, which are made up of available assets in accounts with the Central Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for September 2013 are listed below, indicating the balances as of month-end of the related accounts:

Item	09/30/2013

Cash
Amounts in Central Bank accounts	5,845,747

Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	509,829

Total	6,355,576

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for September 2013, along with its computable capital as of the end of that month:

Item	09/30/2013

Minimum capital requirement	3,871,260

Computable capital	6,927,717

Excess amount	3,056,457

18.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant effective claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that as yet has not been resolved and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters.

Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above, while displaying volatility in financial asset prices and increased interest rates. Also, there are some important significant changes in prices of other relevant economic variables, such as salary costs, the prices of major raw materials and the exchange rate, which may affect the interpretation of accounting information and financial position and the income of companies in general. From a regulatory standpoint, regulations have been increased and, in relation to the foreign exchange market in particular, since October 2011 the Government has imposed certain restrictions on access to the exchange market (MULC), which is the only market established by Argentine regulations through which to trade foreign currency. Finally, on December 27, 2012, a new Capital Markets Law was enforced, regulated by Presidential Decree No. 1023/2013 issued on July 29, 2013, and by CNV General Resolution No. 622 issued on September 5, 2013. Currently, although the abovementioned regulation provides for a transition period, it is in a process of gradual implementation and analysis by market’s different agents. The CNV has also received several presentations and requests for clarification.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects on its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

Additionally, as of September 30, 2013 and December 31, 2012, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 12,624 and 10,719 at the stand-alone level, respectively, and a total of 20,419 and 17,112 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS

dAS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve

b)	As established in the issuance conditions for the instruments representing long-term debt mentioned in Note 10.a.1), the upcoming Shareholders’ Meeting shall have to create a special reserve for the interest to be paid upon the maturities taking place in June and December 2013.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings being distributed were generated or the related proportional amount.

Additionally, from the amendments introduced by Law No. 26,893, with effect from September 23, 2013, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	Through Communiqués “A” 5072, 5485 and amendments, the Central Bank establishes the general procedure for distributing earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqués.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount and deducting the abovementioned adjustments.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with Argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

- 35 -	Jorge H. Brito Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012	09/30/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		615,298	566,583	549,516		549,516
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		408,911	119,993	375,392		375,392
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2.00%		231,778	69,678	206,750		206,750
Federal government bonds in US dollars at 7.00% - Maturity: 2015		76,785	10,470	(12,289)		(12,289)
GDP - Related Securities in pesos - Maturity: 2035		41,427	3,042	95		95
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013		35,241		35,241		35,241
Consolidation bonds in pesos - 6° serie - Maturity: 2024 at 2.00%		31,661	38,653	18,643		18,643
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		20,028	18,000	20,028		20,028
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		14,709	62,879	8,871		8,871
Federal government bonds in US dollars at 7% - Maturity: 2017		12,049	2,998	26,951		26,951
Other		43,479	63,775	29,407		29,407
Subtotal holdings booked at market value		1,531,366	956,071	1,258,605		1,258,605

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017		90,211
Subtotal government securities under repo transactiones with Central Bank of Argentina		90,211

Holdings booked at amortized cost
- Local
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016	123,903	118,428		118,081		118,081
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	102,782	102,782		102,782		102,782
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	80,048	75,320	146,341	75,320		75,320
Province of Chubut Treasury Bills Class 2 Serie VII in pesos – Maturity: 10-25-2013	24,415	24,415		23,119		23,119
Debt Securities of the Province of Entre Ríos Class I in US dollars - Maturity: 08-06-2016	24,448	23,119		24,415		24,415
Province of Chubut Treasury Bills Class 9 Serie l in pesos – Maturity: 11-26-2013	15,091	15,059		15,059		15,059
Province of Chaco Treasury Bills Class 1 in pesos – Maturity: 10-18-2013	14,909	14,902		14,902		14,902
Province of Buenos Aires Treasury Bills in pesos – Maturity: 01-31-2013			51,819
Province of Buenos Aires Treasury Bills in pesos – Maturity: 06-06-2013			51,525
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in US dollars - Maturity: 03-14-2013			19,526
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 02-26-2013			5,053
Subtotal Holdings booked at amortized cost		374,025	345,427	373,678		373,678

- 36 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012	09/30/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,160,829
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-20-2013		21,626
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-12-2014		11,754
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-14-2014		11,425
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,205,634	131,443

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		14,992		14,992		14,992
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		14,992		14,992		14,992

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			11,038
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			8,988
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			20,026

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			26,320
Subtotal Central Bank of Argentina Notes at market value - Own portfolio			26,320

Subtotal Instruments issued by the Central Bank of Argentina		1,220,626	177,789	14,992		14,992

- 37 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012	09/30/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,220,626	177,789	14,992		14,992

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 01-23-2013			139,698
Subtotal Central Bank of Argentina Notes - Under repo Transactions			172,818

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2013		2,423		2,423		2,423
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		2,423		2,423		2,423
Total Instruments issued by the Central Bank of Argentina		1,223,049	350,607	17,415		17,415
Total Government securities		3,218,651	1,652,105	1,649,698		1,649,698

Total government and private Securities		3,218,651	1,652,105	1,649,698		1,649,698

(1) Position without options as of September 30, 2013, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

- 38 -	Jorge H. Brito Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013	12/31/2012

COMMERCIAL

In normal situation	15,519,711	13,254,939
With Senior “A” guarantees and counter-guarantees	1,199,168	598,104
With Senior “B” guarantees and counter-guarantees	2,529,038	1,987,574
Without Senior guarantees or counter-guarantees	11,791,505	10,669,261

Subject to special monitoring	55,264	142,630
In observation
With Senior “B” guarantees and counter-guarantees	39,337	25,625
Without Senior guarantees or counter-guarantees	13,244	117,005
Under negotiation or refinancing agreement
With Senior “B” guarantees and counter-guarantees	2,177
Without Senior guarantees or counter-guarantees	506

Troubled	23,900	19,854
With Senior “A” guarantees and counter-guarantees	431
With Senior “B” guarantees and counter-guarantees	15,518	11,516
Without Senior guarantees or counter-guarantees	7,951	8,338

With high risk of insolvency	189,082	71,126
With Senior “A” guarantees and counter-guarantees
With Senior “B” guarantees and counter-guarantees	41,673	22,723
Without Senior guarantees or counter-guarantees	147,409	48,403

Irrecoverable	37,113	91,931
With Senior “A” guarantees and counter-guarantees
With Senior “B” guarantees and counter-guarantees	5,027	1,642
Without Senior guarantees or counter-guarantees	32,086	90,289

Subtotal Commercial	15,825,070	13,580,480

- 39 -	Jorge H. Brito Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013	12/31/2012

CONSUMER

Performing	18,881,781	16,203,898
With Senior “A” guarantees and counter-guarantees	304,738	46,170
With Senior “B” guarantees and counter-guarantees	1,383,145	1,226,121
Without Senior guarantees or counter-guarantees	17,193,898	14,931,607

Low risk	310,457	265,584
With Senior “A” guarantees and counter-guarantees	1,722	157
With Senior “B” guarantees and counter-guarantees	14,879	12,499
Without Senior guarantees or counter-guarantees	293,856	252,928

Medium risk	179,385	169,675
With Senior “A” guarantees and counter-guarantees	393	9
With Senior “B” guarantees and counter-guarantees	4,510	4,520
Without Senior guarantees or counter-guarantees	174,482	165,146

High risk	127,983	108,676
With Senior “A” guarantees and counter-guarantees	245	69
With Senior “B” guarantees and counter-guarantees	4,711	4,407
Without Senior guarantees or counter-guarantees	123,027	104,200

Irrecoverable	86,912	88,172
With Senior “A” guarantees and counter-guarantees	31
With Senior “B” guarantees and counter-guarantees	7,546	7,063
Without Senior guarantees or counter-guarantees	79,335	81,109

Irrecoverable according to Central Bank's rules	144	134
Without Senior guarantees or counter-guarantees	144	134

Subtotal Consumer	19,586,662	16,836,139
Total	35,411,732	30,416,619

- 40 -	Jorge H. Brito Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,841,323	8.02	2,684,306	8.83
50 next largest customers	3,902,444	11.02	3,817,902	12.55
100 next largest customers	2,655,784	7.50	2,177,917	7.16
Other customers	26,012,181	73.46	21,736,494	71.46

Total	35,411,732	100.00	30,416,619	100.00

- 41 -	Jorge H. Brito Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 Months and up to 24 months	Over 24 months	Total

Non-financial government sector	44	27,329	13,662	5,975	84,086	148,772	332,776	612,644
Financial sector		263,561	8,919	66,544	33,045	19,496		391,565

Non-financial private sector and foreign residents	403,767	11,570,659	3,777,317	3,861,517	3,325,387	4,445,196	7,023,680	34,407,523

Total	403,811	11,861,549	3,799,898	3,934,036	3,442,518	4,613,464	7,356,456	35,411,732

- 42 -	Jorge H. Brito Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2013					12/31/2012	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	570,028	456,898	Financial institution	09-30-12	43,960	633,845	125,797
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	107,497	96,779	Financial institution	09-30-12	86,659	108,414	10,809
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	49,627	39,367	Brokerage house	09-30-12	12,886	49,130	9,891
Macro Fiducia S.A	Common	1	1	6,475,143	12,745	12,555	Services	09-30-12	6,567	12,580	1,384
Macro Fondos SGFCI S.A.	Common	1	1	327,183	3,734	4,321	Mutual funds management	09-30-12	1,713	18,915	8,727
Foreign								09-30-12
Macro Bank Limited	Common	1	1	9,816,899	243,137	219,002	Financial institution	09-30-12	9,817	243,138	24,136
Subtotal subsidiaries					986,768	828,922

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-12	23,599	62,631	25,777
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-12	7,200	6,743	(962)
Visa Argentina S.A.	Common	1	1	1,033,503	2,086	2,086	Business services	05-31-12	15,000	231,208	169,876
COEL S.A.	Common	1	1	86,236	138	124	Financial Services	12-31-12	1,000	3,106	500
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-11	650	371	153
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-12	242	16,222	280
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-12	10,250	33,071	8,307
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-12	13,419	562,680	4,079
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	457	388	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	339	288	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Subtotal non-subsidiaries					6,473	6,339

Total in financial institutions, supplementary and authorized activities					993,241	835,261

In other companies
- Non-subsidiaries
In Argentina
Other					1,476	1,424
Foreign
SWIFT S.A.	Common	1	1	5	29	24	Services	12-31-12	973,323	1,638,274	90,222
Total in other companies					1,505	1,448
Total (1)					994,746	836,709

(1) As of September 30, 2013 and December 31, 2012 the Bank booked allowances for impairment in value amounting for 344 and 311, respectively (see Exhibit J).

- 43 -	Jorge H. Brito Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of period

Bank premises and equipment
Buildings	346,553	28,097	1,157	220	50	10,813	364,774
Furniture and facilities	79,856	11,740			10	8,870	82,726
Machinery and equipment	130,753	63,323			5	37,630	156,446
Vehicles	36,396	7,155		167	5	9,492	33,892

Total	593,558	110,315	1,157	387		66,805	637,838

Other assets
Works in progress	53,393	42,250	(1,157)				94,486
Works of art	1,177			7			1,170
Prepayments for the purchase of assets	13,256	7,213					20,469
Foreclosed assets	5,195	4,420		573	50	61	8,981
Leased buildings	572				50	2	570
Stationery and office supplies	9,265	30,711		30,111			9,865
Other assets	180,515	32,734		13,458	50	831	198,960

Total	263,373	117,328	(1,157)	44,149		894	334,501

- 44 -	Jorge H. Brito Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Valores		Net book value at		Amortization for the period		Net book
Item	residuales al inicio del ejercicio	Reexpresión según nota	Beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	63,477		72,841		10	10,539	62,302

Organization and development costs (b)	103,028		206,088	99,115	5	58,899	246,304

Total	166,505		278,929	99,115		69,438	308,606

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

- 45 -	Jorge H. Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,428,932	14.74	5,962,115	18.35
50 next largest customers	4,298,264	11.67	3,563,116	10.97
100 next largest customers	2,038,079	5.53	1,804,974	5.55
Other customers	25,069,196	68.06	21,163,766	65.13

Total	36,834,471	100.00	32,493,971	100.00

- 46 -	Jorge H. Brito Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	29,489,220	6,332,159	813,336	193,297	4,855	1,604	36,834,471

Other liabilities from financial intermediation

Central Bank of Argentina	3,547	430	1,552	2,457	5,830	7,892	21,708
Banks and International Institutions	12,045	10,331	12,214				34,590
Non-subordinated corporate bonds			8,584			616,187	624,771
Financing received from Argentine financial institutions	904	1,349	2,362	6,079	12,459	33,719	56,872
Other	1,553,404	131,596	2,145	2,312	1,252	87,305	1,778,014

	1,569,900	143,706	26,857	10,848	19,541	745,103	2,515,955

Subordinated corporate bonds		23,999				868,725	892,724

Total	31,059,120	6,499,864	840,193	204,145	24,396	1,615,432	40,243,150

- 47 -	Jorge H. Brito Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	828,838	464,257	353,706	22,545	916,844
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	228,023	3,216	2,010		229,229
Receivables from financial leases
For uncollectibility risk	6,585	508		5	7,088
Investments in other companies
For impairment in value	311	41		8	344
Other receivables
For uncollectibility risk	8,744	1,089	2,399	295	7,139

Total allowances	1,072,501	469,111	358,115	22,853	1,160,644

PROVISIONS
Contingent commitments	5	5,751		3	5,753
For other contingencies	87,565	28,139	14,857		100,847
Difference from court deposits dollarization	10,719	1,905			12,624

Total Provisions	98,289	35,795	14,857	3	119,224

(1)	See notes 3.5.f). and 3.5.o).

- 48 -	Jorge H. Brito Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

- 49 -	Jorge H. Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2013																12/31/2012
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayans	Chilean
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total
ASSETS
Cash	4,112,305	4,088,972	2,479	1,152	90	651	14	186	805	31	294	1,022	617	9	4,023	11,960	2,897,285
Government and private securities	468,219	468,219															213,179
Loans	1,912,802	1,911,158														1,644	2,430,839
Other receivables from financial intermediation	399,677	392,625														7,052	170,176
Receivables from financial leases	28,362	28,362															38,029
Investments in other companies	243,962	243,962															219,702
Other receivables	115,353	115,353															119,688
Items pending allocation	1,366	1,366															1,025

Total	7,282,046	7,250,017	2,479	1,152	90	651	14	186	805	31	294	1,022	617	9	4,023	20,656	6,089,923

LIABILITIES
Deposits	2,257,840	2,257,840															2,273,803
Other liabilities from financial intermediation	1,127,250	1,109,594	20	110		281										17,245	1,048,945
Other liabilities	2,404	2,404															2,315
Subordinated corporate bonds	892,724	892,724															740,192
Items pending allocation	15	15															43

Total	4,280,233	4,262,577	20	110		281										17,245	4,065,298

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,294,060	1,294,048														12	1,292,471
Control	877,981	836,555				1										41,425	959,384
Derivatives	5,932	5,932
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	136,606	136,009														597	177,724

- 50 -	Jorge H. Brito Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Item	09/30/2013 (1)	12/31/2012 (1)

Loans
Overdrafts	60,883	33,561
Without Senior guarantees or counter-guarantees	60,883	33,561
Documents	163
Without Senior guarantees or counter-guarantees	163
Mortgage and pledge	12,371	6,283
With Senior “B” guarantees and counter-guarantees	11,823	6,283
Without Senior guarantees or counter-guarantees	548
Personal	525	307
Without Senior guarantees or counter-guarantees	525	307
Credit cards	16,639	14,960
Without Senior guarantees or counter-guarantees	16,639	14,960
Other	34,966	33,933
Without Senior guarantees or counter-guarantees	34,966	33,933

Total loans	125,547	89,044

Other receivables from financial intermediation		451

Receivables from financial leases	9,053	8,602

Contingent Commitments	1,953	4,522

Investments in other companies	987,243	829,397

Total	1,123,796	932,016

Allowances / Provisions	1,490	1,133

(1) As of September 30, 2013 and December 31, 2012 all debtors are classified in performing situation.

- 51 -	Jorge H. Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	36	36		5,932

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,526,075

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	4	1	2,599,527

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	4	2	30	337,196

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	60	11	30	50,000

- 52 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2013	12/31/2012

ASSETS

A.	CASH
	Cash on hand	2,097,886	2,794,916
	Due from banks and correspondents
	Central Bank of Argentina	6,467,147	6,543,996
	Local Other	13,396	13,628
	Foreign	870,765	694,200
	Other	362	308
		9,449,556	10,047,048

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)

	Holdings booked at market value	2,189,508	1,357,022
	Government securities under repo transactions with Central Bank of Argentina	90,211
	Holdings booked at amortized cost	379,440	353,174
	Instruments issued by the Central Bank of Argentina	1,777,750	612,889
	Investments in listed private securities	3	19,993
		4,436,912	2,343,078

C.	LOANS
	To the non-financial government sector	591,608	586,557
	To the financial sector
	Interfinancing - (granted call)	444,914	166,546
	Other financing to Argentine financial institutions	67,810	130,612
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,097	2,092
	To the non-financial private sector and foreign residents
	Overdrafts	5,642,010	4,280,640
	Documents	3,654,387	3,651,390
	Mortgage loans	1,916,179	1,508,463
	Pledge loans	1,168,941	928,693
	Personal loans	13,012,525	10,826,601
	Credit cards	5,755,413	4,725,177
	Other	4,877,944	4,808,641
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	609,882	570,281
	less: Unearned discount	(142,854)	(95,940)
	less: Allowances (Note 4.)	(985,976)	(887,156)
		36,613,880	31,202,597

- 53 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2013	12/31/2012

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	632,445	517,360
	Amounts receivable from spot and forward sales pending settlement	2,148,795	697,854
	Securities and foreign currency receivable from spot and forward purchases pending settlement	155,800	216,144
	Unlisted corporate bonds	311,977	141,560
	Receivables from forward transactions without delivery of underlying asset		12
	Other receivables not covered by debtors classification standards	743,932	863,436
	Other receivables covered by debtors classification standards	259,834	176,483
	Accrued interest receivables covered by debtors classification standards	534	515
	less: Allowances (Note 4.)	(233,374)	(233,123)
		4,019,943	2,380,241

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	375,709	323,077
	Accrued interest and adjustments	5,295	5,069
	less: Allowances (Note 4.)	(7,096)	(6,599)
		373,908	321,547

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	795	676
	Other	12,336	12,267
	less: Allowances (Note 4.)	(1,354)	(1,379)
		11,777	11,564

G.	OTHER RECEIVABLES
	Receivables from sale of assets	7,307	6,195
	Other	451,096	372,966
	Accrued interest and adjustments receivable on from sale of assets	341	332
	Other accrued interest and adjustments receivables	28	35
	less: Allowances (Note 4.)	(7,628)	(9,282)
		451,144	370,246

H.	BANK PREMISES AND EQUIPMENT, NET	707,512	654,002

I.	OTHER ASSETS	339,617	268,445

J.	INTANGIBLE ASSETS
	Goodwill	62,302	72,841
	Organization and development costs	258,087	215,690
		320,389	288,531

K.	ITEMS PENDING ALLOCATION	7,682	6,766

TOTAL ASSETS		56,732,320	47,894,065

- 54 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2013	12/31/2012

LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	7,972,629	8,318,383
	From the financial sector	20,881	24,222
	From the non-financial private sector and foreign residents
	Checking accounts	7,494,284	6,716,911
	Savings accounts	7,454,035	6,467,168
	Time deposits	17,581,989	13,596,225
	Investment accounts	107,961	149,325
	Other	903,560	737,870
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	238,660	178,568
		41,773,999	36,188,672

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	21,854	21,725
	Banks and International Institutions	34,157	273,968
	Non-subordinated Corporate Bonds	616,187	523,176
	Amounts payable for spot and forward purchases pending settlement	202,355	202,313
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,229,209	739,730
	Financing received from Argentine financial institutions
	Interfinancing (received call)		40,000
	Other financing received from Argentine financial institutions	26,080	13,724
	Accrued interest payables		52
	Receivables from forward transactions without delivery of underlying asset	6,655
	Other	1,852,413	1,917,712
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	39,809	52,724
		5,028,719	3,785,124

N.	OTHER LIABILITIES
	Fees	799	7,470
	Other	1,140,310	783,066
		1,141,109	790,536

O.	PROVISIONS (Note 4.)	153,792	131,683

P.	SUBORDINATED CORPORATE BONDS	892,724	740,192

Q.	ITEMS PENDING ALLOCATION	3,901	7,408

	MINORITY INTERESTS IN SUBSIDIARIES	64,030	51,355

	TOTAL LIABILITIES	49,058,274	41,694,970

	SHAREHOLDERS' EQUITY	7,674,046	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		56,732,320	47,894,065

- 55 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	56,402,608	37,863,919

Contingent	10,985,663	9,176,324
Guarantees received	10,630,576	8,776,152
Other not covered by debtors classification standards	121	165
Contingent debit-balance contra accounts	354,966	400,007

Control	41,655,173	27,487,838
Receivables classified as irrecoverable	1,214,238	995,622
Other	39,793,838	25,994,575
Control debit-balance contra accounts	647,097	497,641

Derivatives	2,992,655	386,341
Notional value of put options taken	5,932	56,045
Notional value of forward transactions without delivery of underlying asset	1,471,138	127,918
Interest rate swap	50,000	85,000
Derivatives debit-balance contra accounts	1,465,585	117,378

Trust activity	769,117	813,416
Trust funds	769,117	813,416

CREDIT-BALANCE ACCOUNTS	56,402,608	37,863,919

Contingent	10,985,663	9,176,324
Credit lines granted (unused portion) covered by debtors classification standards		19,669
Other guarantees provided covered by debtors classification standards	125,013	129,140
Other guarantees provided not covered by debtors classification standards	152,066	153,762
Other covered by debtors classification standards	77,887	97,436
Contingent credit-balance contra accounts	10,630,697	8,776,317

Control	41,655,173	27,487,838
Checks to be credited	647,097	497,641
Control credit-balance contra accounts	41,008,076	26,990,197

Derivatives	2,992,655	386,341
Notional value of put options sold		14,713
Notional value of forward transactions without delivery of underlying asset	1,465,585	102,665
Derivatives credit-balance contra account	1,527,070	268,963

Trust activity	769,117	813,416
Trust activity credit-balance contra accounts	769,117	813,416

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

- 56 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2013	09/30/2012

A.	FINANCIAL INCOME
	Interest on cash and due from banks	181	129
	Interest on loans to the financial sector	34,816	34,847
	Interest on overdrafts	747,047	511,853
	Interest on documents	451,713	294,494
	Interest on mortgage loans	233,931	139,528
	Interest on pledge loans	138,461	90,658
	Interest on credit card loans	706,167	533,610
	Interest on financial leases	49,988	45,121
	Interest on other loans	3,416,742	2,538,623
	Net income from government and private securities	313,158	286,043
	Interest on other receivables from financial intermediation	2,247	628
	Income from guaranteed loans - Presidential Decree No. 1,387/01	16,543	10,670
	CER (Benchmark Stabilization Coefficient) adjustment	23,179	14,436
	CVS (Salary Variation Coefficient) adjustment	489	303
	Difference in quoted prices of gold and foreign currency	465,537	273,286
	Other	165,632	208,753
		6,765,831	4,982,982

B.	FINANCIAL EXPENSE
	Interest on checking accounts	327	211
	Interest on savings accounts	30,873	24,229
	Interest on time deposits	2,165,752	1,553,063
	Interest on interfinancing received loans (received call)	2,873	3,261
	Interest on other financing from financial institutions	7	10
	Interest on other liabilities from financial intermediation	44,711	47,549
	Interest on subordinated bonds	58,210	49,029
	Other interest	2,513	2,195
	CER adjustment	3,207	3,265
	Contribution to Deposit Guarantee Fund	49,753	40,984
	Other	493,927	305,254
		2,852,153	2,029,050

	GROSS INTERMEDIATION MARGIN - GAIN	3,913,678	2,953,932

C.	PROVISION FOR LOAN LOSSES	381,478	403,094

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	125,975	87,057
	Related to deposits	1,482,723	1,152,667
	Other commissions	36,936	30,238
	Other	851,860	644,006
		2,497,494	1,913,968

- 57 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2013	09/30/2012

E.	SERVICE-CHARGE EXPENSE
	Commissions	150,616	108,579
	Other	540,235	351,811
		690,851	460,390

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,710,729	1,317,817
	Directors' and statutory auditors' fees	70,585	48,006
	Other professional fees	101,808	76,944
	Advertising and publicity	89,392	64,289
	Taxes	158,467	120,640
	Depreciation of equipment	72,173	62,080
	Amortization of organization costs	63,411	53,722
	Other operating expenses	432,725	305,955
	Other	211,257	170,155
		2,910,547	2,219,608

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,428,296	1,784,808

G.	OTHER INCOME
	Income from long-term investments	22,112	5,347
	Penalty interest	30,554	29,967
	Recovered loans and allowances reversed	82,454	57,722
	CER adjustments	48	56
	Others	60,402	49,758
		195,570	142,850

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	22	19
	Charges for other receivables uncollectibility and other allowances	41,483	28,989
	Amortization of differences related to court orders		59,965
	Depreciation and loss of other assets	2,508	1,300
	Goodwill amortization	10,539	10,539
	Other	61,388	23,274
		115,940	124,086

	MINORITY INTEREST IN SUBSIDIARIES	(12,693)	(9,531)

	NET INCOME BEFORE INCOME TAX - GAIN	2,495,233	1,794,041

I.	INCOME TAX	1,005,048	726,185

	NET INCOME FOR THE PERIOD - GAIN	1,490,185	1,067,856

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

- 58 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013	09/30/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	10,526,353	6,172,446
Cash at end of the period	10,000,371	7,991,908
Net (decrease) / increase in cash	(525,982)	1,819,462

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(284,209)	(254,696)
Loans
To the financial sector	(179,282)	51,234
To the non-financial government sector	33,441	30,481
To the non-financial private sector and foreign residents	92,759	(489,151)
Other receivables from financial intermediation	(1,501,048)	145,137
Receivables from financial leases	(3,586)	80,955
Deposits
From the financial sector	(3,342)	4,183
From the non-financial government sector	(696,884)	2,184,625
From the non-financial private sector and foreign residents	4,037,515	1,987,341
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(43,400)	(157,686)
Others (except liabilities included under financing activities)	(6,774)	(61,713)
Collections related to service-charge income	2,481,198	1,900,378
Payments related to service-charge expenses	(663,213)	(447,274)
Administrative expenses paid	(2,721,432)	(2,150,107)
Payment of organization and development costs	(105,823)	(79,327)
Net collections from penalty interest	30,533	29,689
Differences from payments related to court orders	(5,377)	(8,782)
Collections of dividends from other companies
Other collections related to other income and losses	54,310	53,151
Net payments from other operating activities	(536,089)	(653,961)
Payment of income tax / minimum presumed income tax	(703,758)	(421,945)
Net cash flows (used in) / generated by operating activities	(724,461)	1,742,532

- 59 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBRE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013	09/30/2012
Investing activities
Net payments for bank premises and equipment	(122,442)	(109,671)
Net payments for other assets	(73,428)	(48,695)
Other collections for investing activities	3,853	2,853

Net cash flows used in investing activities	(192,017)	(155,513)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(47,483)	(248,003)
Central Bank of Argentina:
Other	(1,071)	11,820
Banks and International Institutions	(244,091)	124,935
Subordinated corporate bonds	(39,093)	(32,899)
Financing received from Argentine financial institutions	12,349	(1,796)
Dividends paid	(19)	(19)

Net cash flows used in financing activities	(319,408)	(145,962)

Financial income and holding gains on cash and cash equivalents	709,904	378,405

Net (decrease) / increase in cash	(525,982)	1,819,462

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

- 60 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013	12/31/2012

COMMERCIAL

In normal situation	16,143,500	13,636,481
With Senior “A” guarantees and counter-guarantees	1,200,731	599,868
With Senior “B” guarantees and counter-guarantees	2,572,405	2,017,671
Without Senior guarantees or counter-guarantees	12,370,364	11,018,942

Subject to special monitoring	55,264	142,630
In observation
With Senior “B” guarantees and counter-guarantees	39,337	25,625
Without Senior guarantees or counter-guarantees	13,244	117,005
Under negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees	2,177
Without Senior guarantees or counter-guarantees	506

Troubled	23,900	19,854
With Senior “A” guarantees and counter-guarantees	431
With Senior “B” guarantees and counter-guarantees	15,518	11,516
Without Senior guarantees or counter-guarantees	7,951	8,338

With high risk of insolvency	189,082	71,126
With Senior “B” guarantees and counter-guarantees	41,673	22,723
Without Senior guarantees or counter-guarantees	147,409	48,403

Irrecoverable	37,113	91,931
With Senior “B” guarantees and counter-guarantees	5,027	1,642
Without Senior guarantees or counter-guarantees	32,086	90,289

Subtotal Commercial	16,448,859	13,962,022

- 61 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013	12/31/2012

CONSUMER

Performing	21,543,700	18,342,839
With Senior “A” guarantees and counter-guarantees	306,090	50,594
With Senior “B” guarantees and counter-guarantees	1,456,544	1,283,516
Without Senior guarantees or counter-guarantees	19,781,066	17,008,729

Low risk	335,913	281,551
With Senior “A” guarantees and counter-guarantees	1,722	157
With Senior “B” guarantees and counter-guarantees	16,295	12,760
Without Senior guarantees or counter-guarantees	317,896	268,634

Medium risk	198,064	185,635
With Senior “A” guarantees and counter-guarantees	393	9
With Senior “B” guarantees and counter-guarantees	5,316	5,401
Without Senior guarantees or counter-guarantees	192,355	180,225

High risk	147,282	122,980
With Senior “A” guarantees and counter-guarantees	245	69
With Senior “B” guarantees and counter-guarantees	4,906	4,888
Without Senior guarantees or counter-guarantees	142,131	118,023

Irrecoverable	89,789	94,066
With Senior “A” guarantees and counter-guarantees	31
With Senior “B” guarantees and counter-guarantees	7,679	8,086
Without Senior guarantees or counter-guarantees	82,079	85,980

Irrecoverable according to Central Bank's rules	146	136
Without Senior guarantees or counter-guarantees	146	136

Subtotal Consumer	22,314,894	19,027,207

Total	38,763,753	32,989,229

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

- 62 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2013 and December 31, 2012 and (ii) the statements of income and cash flows for the nine-month periods ended September 30, 2013 and 2012, with the financial statements of the subsidiaries listed in Note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2013):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%
Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	100.00%
Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 579).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the nine-month period ended September 30, 2013, and the year ended December 31, 2012.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statements of income for the nine-month periods ended September 30, 2013, and 2012, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of September 30, 2013, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	258,113	1,494,862

Liabilities	216,131	1,251,724

Shareholders’ equity	41,982	243,138

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of September 30, 2013:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	50,865,616	5,164,101	113,802	1,494,862	133,564	1,039,625	56,732,320

Liabilities	43,191,570	4,530,256	5,388	1,251,724	70,586	8,750	49,058,274

Shareholders’ equity	7,674,046	633,845	108,414	243,138	62,978	1,048,375	7,674,046

Income	1,490,185	125,797	10,809	24,136	11,870	172,612	1,490,185

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	09/30/2013	12/31/2012	09/30/2012

Cash	9,449,556	10,047,048	7,393,704

Government and private securities
Holdings booked at market value	503,860	388,462	347,347
Instruments issued by the Central Bank	46,955	90,843	250,857
Cash and cash equivalents	10,000,371	10,526,353	7,991,908

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of September 30, 2013 and 2012, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 79,800 and 69,040, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of September 30, 2013, the Bank made income tax prepayments for 41,919 for the 2013 tax year, which will be applied to the tax amount assessed in the 2013 tax return.

As of September 30, 2013, and 2012, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax amounted to 172 and 154, respectively. The accumulated NOL amounted to 19,458 as of December 31, 2012. Additionally, as of September 30, 2013 the subsidiary booked a minimum presumed income tax credit of 3,460, which was fully accrued, and prepayments for an amount of 76 related to tax year 2013, which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

Item	09/30/2013	12/31/2012

3.1. Banco del Tucumán S.A.:

Other receivables from financial intermediation
• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	64,527	55,730
Subtotal other receivables from financial intermediation	64,527	55,730

Other receivables
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	7,741	7,268
Subtotal other receivables	7,741	7,268

Total	72,268	62,998

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item (cont.)	09/30/2013	12/31/2012

3.2. Banco Privado de Inversiones S.A.:

Other receivables

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827
• Security deposits		15
Subtotal other receivables	827	842

Total	827	842

3.3. Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

• Other	1,453	1,453
Total	1,453	1,453

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2013:

	Balances at		Decreases		Balances at
	beginning				end of
Breakdown	of year	Increases	Charge off	Reversals	period

Allowances

For loans	887,156	492,112	370,334	22,958	985,976

For other receivables from financial intermediation	233,123	3,257	2,043	963	233,374

For receivables from financial leases	6,599	508		11	7,096

For interests in other companies	1,379	83		108	1,354

For other receivables	9,282	1,395	2,739	310	7,628

Total	1,137,539	497,355	375,116	24,350	1,235,428

Provisions

For contingent commitments	5	5,751		3	5,753

For other contingencies	114,566	31,077	17,467	556	127,620

For differences from court deposits dollarization	17,112	3,750	443		20,419

Total	131,683	40,578	17,910	559	153,792

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of September 30, 2013, and December 31, 2012:

Type of contract / underlying asset	09/30/2013	12/31/2012

Futures / foreign currency	2,599,527	228,530

Repo transactions / Federal Government Securities	2,056,851	882,661

Forward contracts / foreign currency	337,196	2,053

Options / BODEN coupons		14,713

Swaps / Other	50,000	85,000

Options / Other	5,932	56,045

Additionally, positions of transactions effective as of September 30, 2013, and December 31, 2012, are as follows:

Transaction	09/30/2013	12/31/2012

Net position of repurchase agreements	(1,970,549)	(507,199)

Net asset position of forward transactions without delivery of the underlying asset	5,553	25,253

Interest rate swap	50,000	85,000

Position of put options sold on BODEN 2013 coupons		14,713

Position of put options taken	5,932	56,045

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of September 30, 2013, and December 31, 2012, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	09/30/2013	12/31/2012

• On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	32,870	86,332

• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	16,076	16,163

• Other managed portfolios.	15,594	12,717
Total	64,540	115,212

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of September 30, 2013, and December 31, 2012:

7.1.	Financial trusts for investment purposes

Financial trust	09/30/2013	12/31/2012

Certificates of participation:
TST & AF (a)		52,845
Other	24,476	24,989
Subtotal certificates of participation	24,476	77,834

Debt securities:
Agroaval XIX		3,917
Other		600
Subtotal debt securities		4,517

Total	24,476	825,351

(a)	TST & AF trust

As of December 31, 2012, Macro Bank Limited was the beneficiary of 46.66% of the certificates of participation issued by TST & AF. On May 17, 2013, the Bank sold the abovementioned participation.

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 15.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of September 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 33,114 and 86,576, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3. to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 693,567 and 727,596, respectively.

- 68 -	Jorge H. Brito Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		757,948	566,873
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		411,663	124,044
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%		234,738	71,649
Federal government bonds in US dollars at 7% - Maturity: 2015		76,849	10,484
GDP - Related Securities in pesos - Maturity: 2035		41,427	3,734
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013		35,241
Consolidation bonds in pesos - 6° Serie - Maturity: 2024 at 2%		31,813	38,789
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		20,028	18,000
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		14,980	62,879
Federal government bonds in US dollars at 7% - Maturity: 2017		13,960	2,998
Other		47,001	69,110
Subtotal holdings booked at market value - Local		1,685,648	968,560
- Foreign
Treasury Bill - Maturity 10-03-13		434,362
Treasury Bill - Maturity 10-10-13		69,498
Treasury Bill - Maturity 01-10-13			314,705
Treasury Bill - Maturity 01-24-13			49,172
Treasury Bill - Maturity 03-14-13			24,585
Subtotal holdings booked at market value - Foreign		503,860	388,462
Subtotal holdings booked at market value		2,189,508	1,357,022
Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017		90,211
Subtotal government securities under repo transactions with Central Bank of Argentina		90,211
Government securities at amortized cost
- Local
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016	123,903	118,428
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	102,782	102,782
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	80,048	75,320	146,341
Province of Chubut Treasury Bills Class 2 Serie VII in pesos – Maturity: 10-25-2013	24,415	24,415
Debt Securities of the Province of Entre Ríos Class I in US dollars - Maturity: 08-06-2016	24,448	23,119
Province of Chubut Treasury Bills Class 9 Serie l in pesos – Maturity: 11-26-2013	15,091	15,059
Province of Chaco Treasury Bills Class 1 in pesos – Maturity: 10-18-2013	14,909	14,902
Province of Tucumán bonds - First series in pesos - Maturity: 2018	4,582	4,289	2,775
Province of Tucumán bonds - Second series in dollars at 9.45% - Maturity: 2015	1,224	1,119	4,972
Consolidation titles in national currency 2 Serie	1	1
Province of Buenos Aires Treasury Bills in pesos – Maturity: 01-31-2013			51,819
Province of Buenos Aires Treasury Bills in pesos – Maturity: 06-06-2013			51,525
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in US dollars - Maturity: 03-14-2013			19,526
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 02-26-2013			5,053
Other		6
Subtotal government securities at amortized cost		379,440	353,174

- 69 -	Jorge H. Brito Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,650,163
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-20-2013		21,626
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-12-2014		11,754
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-14-2014		11,425
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013			182,745
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,694,968	314,188

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		24,987
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-27-2013			8,720
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		24,987	8,720

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-27-2013		17,606
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-23-2013		4,362
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			49,384
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			20,847
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013			15,746
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-20-2013			4,866
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		21,968	90,843

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			26,320
Subtotal Central Bank of Argentina notes at market value - Own portfolio			26,320
Subtotal instruments issued by the Central Bank of Argentina		1,741,923	440,071

- 70 -	Jorge H. Brito Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,741,923	440,071

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-15-2013			33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 01-23-2013			139,698
Subtotal Central Bank of Argentina Notes - Under repo Transactions			172,818

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 04-23-2014		35,827
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		35,827
Total Instruments issued by the Central Bank of Argentina		1,777,750	612,889
Total Government securities		4,436,909	2,323,085

INVESTMENTS IN LISTED PRIVATE SECURITIES
Tenaris S.A.		3	1
Petroleo Brasileiro S.A. - Petrobras			11,194
Grupo Financiero Galícia S.A.			8,414
IRSA Inversiones y Representaciones S.A.			384
Total investment in listed private securities		3	19,993

Total government and private securities		4,436,912	2,343,078

- 71 -	Jorge H. Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 21, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director